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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          Miravant Medical Technologies
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329P103
          -------------------------------------------------------------
                                 (CUSIP Number)

                               Richard T. Collier
                              Senior Vice President
                               and General Counsel
                              Pharmacia Corporation
                               100 Route 206 North
                            Peapack, New Jersey 07977
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 31, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 2 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia Treasury Services AB

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         360,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         360,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    360,000

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 3 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn Company

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         125,001

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         125,001

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    125,001

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 4 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn S.p.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,736,533

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,736,533

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,736,533

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                         PAGE 5 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia AB

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,096,533

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,096,533

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,096,533

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 6 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn Holdings B.V.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,096,533

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,096,533

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,096,533

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 7 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,221,534

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,221,534

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,221,534

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

________________________________________________________________________________

                                 SCHEDULE 13D/A

CUSIP NO. 69329P103                                          PAGE 8 of 33 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (A)  [_]
                                                                 (B)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,221,534

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,221,534

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,221,534

________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO, HC

________________________________________________________________________________

CUSIP Number: 69329P103                                        Page 9 of 33



         Pharmacia AB (formerly Pharmacia & Upjohn AB), a Swedish corporation ("Pharmacia AB"), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation ("P&U S.p.A."), Pharmacia & Upjohn Company, a Delaware corporation ("P&U Co."), Pharmacia & Upjohn Holdings BV, a "check the box" entity incorporated in the Netherlands ("P&U BV"), and Pharmacia & Upjohn, Inc. ("P&U Inc." and, collectively with Pharmacia AB, P&U S.p.A., P&U Co. and P&U BV, the "Original Reporting Persons"), Pharmacia Treasury Services AB (formerly Pharmacia & Upjohn Treasury Services AB), a Swedish corporation ("Pharmacia Treasury"), and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation ("PHA" and, collectively with Pharmacia Treasury and the Original Reporting Persons, the "Reporting Persons") hereby amend and restate in its entirety the report on Schedule 13D filed by the Original Reporting Persons on March 1, 1999 (the "Original Schedule 13D), as amended by the reports filed by the Original Reporting Persons and Pharmacia Treasury on December 15, 1999 and by the Reporting Persons on April 10, 2000 and January 29, 2001, with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation ("Miravant"), beneficially owned by them.


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Shares. The principal executive office of Miravant is located at 336 Bollay Drive, Santa Barbara, California 93117.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Pharmacia Treasury, Pharmacia AB, P&U S.p.A., P&U Co., P&U BV, P&U Inc., and PHA.

         On March 31, 2000, P&U Inc. became a direct wholly owned subsidiary of PHA, and Pharmacia AB, P&U S.p.A, P&U Co., P&U BV and Pharmacia Treasury became indirect wholly owned subsidiaries of PHA.

         The principal business address of P&U S.p.A. is Pharmacia & Upjohn S.p.A., via Robert Koch 1.2, 75017 Milan, Italy. The principal business address of Pharmacia AB and Pharmacia Treasury is Pharmacia AB, S-171 97 Stockholm, Sweden. The principal business address of P&U BV is Pharmacia & Upjohn

CUSIP Number: 69329P103                                        Page 10 of 33





Holdings B.V., Houttuinlaan 4, NL - 3447 GM Woerden, The Netherlands. The principal business address of P&U Inc., P&U Co. and PHA is 100 Route 206 North, Peapack, New Jersey 07977.

         Pharmacia Treasury, a Swedish corporation, and P&U S.p.A., an Italian corporation, are each subsidiaries of Pharmacia AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV and P&U Co. are wholly owned subsidiaries of P&U Inc., a Delaware corporation. P&U Co., a Delaware corporation, is the successor in interest to Pharmacia, Inc., a Minnesota corporation and a former wholly owned subsidiary of Pharmacia AB. P&U Inc. is a wholly owned subsidiary of PHA. The principal business of each of the Reporting Persons is the development, production, marketing and sale of pharmaceutical products. In addition, PHA has one of the world's leading fully integrated agricultural businesses.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) Pharmacia Treasury is set forth in Schedule III hereto and incorporated herein by reference and (iv) PHA is set forth in
Schedule IV hereto and incorporated herein by reference.

            None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II, III or IV has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV which are incorporated herein by reference.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In 1994, Pharmacia, Inc., a former wholly owned subsidiary of Pharmacia AB as to which P&U Co. is the successor by merger, purchased 83,334 Shares of Miravant and was granted a warrant, dated as of August 31, 1994 (the "PDT Warrant") to purchase an additional 41,667 Shares of Miravant for $1,000,008,

CUSIP Number: 69329P103                                        Page 11 of 33




the source of which funds was working capital. The PDT Warrant issued to Pharmacia, Inc. was not exercised and has expired.

         In 1995, P&U S.p.A. purchased 400,000 Shares of Miravant for $12,000,000, the source of which funds was working capital.

         In 1995, pursuant to a 3 for 2 stock split, the holdings of Pharmacia, Inc. were adjusted to 125,001 Shares and the holdings of P&U S.p.A. were adjusted to 600,000 Shares.

         On February 18, 1999, P&U S.p.A. purchased 1,136,533 Shares of Miravant for $19,000,000, the source of which funds was working capital. Pursuant to the terms of a Credit Agreement, dated February 18, 1999 between Pharmacia Treasury and Miravant (the "Original Credit Agreement" and incorporated by reference as Exhibit G hereto), Pharmacia Treasury may be granted up to 360,000 Warrants (as defined in the Original Credit Agreement) to purchase additional Shares if Miravant borrows up to $22,500,000 available to it under the Original Credit Agreement.

         On June 9, 1999, pursuant to the terms of the Original Credit Agreement, Miravant borrowed $7,500,000 from Pharmacia Treasury, which was paid to Miravant by Pharmacia Treasury with funds from its working capital. Pursuant to the terms of the Original Credit Agreement, Miravant issued to Pharmacia Treasury a warrant for 120,000 Shares at an exercise price of $11.87 per Share and expiring June 9, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 10, 1999. The form of warrant certificate issued to Pharmacia Treasury is attached to the Warrant Agreement, dated February 18, 1999, between Miravant and Pharmacia Treasury (the "Original Warrant Agreement" and incorporated herein by reference as Exhibit C hereto) as Exhibit A.

         On December 13, 1999, pursuant to the terms of the Original Credit Agreement, Miravant borrowed $7,500,000 from Pharmacia Treasury, which was paid to Miravant by Pharmacia Treasury with funds from its working capital. Pursuant to the terms of the Original Credit Agreement, Miravant issued to Pharmacia Treasury a warrant for 120,000 Shares at an exercise price of $14.8313 per Share and expiring December 13, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding November 12, 1999. The form of warrant certificate issued to Pharmacia Treasury is attached to the Original Warrant Agreement as Exhibit A.

         On May 23, 2000, pursuant to the terms of the Original Credit Agreement, Miravant borrowed $7,500,000 from Pharmacia Treasury, which was paid to Miravant by Pharmacia

CUSIP Number: 69329P103                                        Page 12 of 33




Treasury with funds from its working capital. Pursuant to the terms of the Original Credit Agreement, Miravant issued to Pharmacia Treasury a warrant for 120,000 Shares at an exercise price of $20.615 per Share and expiring May 23, 2005, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 5, 2000. The form of warrant certificate issued to Pharmacia Treasury is attached to the Original Warrant Agreement as Exhibit A.

         Pursuant to the Amended and Restated Credit Agreement, dated as of May 24, 2001 and entered into on May 31, 2001 (the "Amended and Restated Credit Agreement" and incorporated by reference as Exhibit H hereto), between Pharmacia Treasury and Miravant, Pharmacia Treasury may be granted up to 210,177 Warrants to purchase additional Shares if Miravant borrows up to $13,136,092 available to it under the Amended and Restated Credit Agreement, and, subject to certain conditions, Miravant may, at its option, repay at maturity any amounts borrowed under the Amended and Restated Credit Agreement with a number of Shares of Miravant that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

         Pursuant to the Manufacturing Facility Asset Purchase Agreement, dated as of May 24, 2001 and entered into on May 31, 2001 (the "Asset Purchase Agreement" and incorporated by reference as Exhibit I hereto), between P&U Co. and Miravant, P&U Co. purchased certain of Miravant's manufacturing assets for the active pharmaceutical ingredient utilized in the formulation of tin ethyl-etiopurpurin (the "API Assets") for its appraised fair market value of $863,071. Pursuant to the sublease assignment, dated May 24, 2001 and entered into on May 31, 2001 (the "Sublease Assignment" and attached as Exhibit J hereto), among P&U Co., Miravant and Raytheon Company, P&U Co. also obtained a temporary assignment of a sublease for a 18,900 square foot facility utilized by in that manufacturing operation which Miravant subleased from Raytheon Company (the "Raytheon Sublease"). Pursuant to the Sublease Assignment, P&U Co. will reassign the Sublease to Miravant in December 2003. P&U Co. purchased the API Assets and will pay for any amounts due under the Raytheon Sublease using funds from its working capital.

         The Reporting Persons have not sold any Shares of Miravant.

         None of the persons listed on Schedule I, II, III or IV has contributed any funds or other consideration towards the purchase of the Shares reported in this statement.

CUSIP Number: 69329P103                                        Page 13 of 33



ITEM 4.  PURPOSE OF TRANSACTION

         The Shares described by this statement were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D other than the following:


         (i) The Amended and Restated Credit Agreement provides that the aggregate outstanding principal of the loans shall be repaid in full, together with any accrued interest as of the date of repayment, not later than the June 9, 2004 (the "Maturity Date"). On the Maturity Date and subject to certain conditions, Miravant may, at its option, repay all or a portion of the aggregate outstanding principal of the loans, together with any accrued interest as of the Maturity Date, in Shares. The number of Shares issued to Pharmacia Treasury or one of its affiliates will vary depending on the market price of the Shares preceding the time of repayment and the principal amount of borrowings repaid.

         (ii) The Original Credit Agreement provides that Miravant will issue to Pharmacia Treasury or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Original Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. Miravant has borrowed the full $22,500,000 available under the Original Credit Agreement and, as described in Item 3, Pharmacia Treasury has acquired 360,000 Warrants. The form of each warrant certificate issued to Pharmacia Treasury is attached to the Original Warrant Agreement as Exhibit A.

         (iii) The Amended and Restated Credit Agreement provides that Miravant will issue to Pharmacia Treasury or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Amended and Restated Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. If Miravant borrows the full $13,136,092 available to it under the Amended and Restated Credit Agreement Pharmacia Treasury will receive an aggregate of 210,177 Warrants to purchase additional Shares. The form of each warrant certificate to be issued to Pharmacia Treasury is attached to the Original Warrant Agreement as Exhibit A. See Item 3.

CUSIP Number: 69329P103                                        Page 14 of 33


         (iv) The Original Warrant Agreement, taken together with the Letter Agreement, dated May 24, 2001 and entered into on May 31, 2001, between Miravant and Pharmacia Treasury amending the Original Warrant Agreement and filed as Exhibit D hereto (collectively with the Original Warrant Agreement, the "Warrant Agreement") provides that (a) Miravant is entitled to purchase any Warrant issued pursuant to the Amended and Restated Credit Agreement and Warrant Agreement should the average closing price for the Shares over any consecutive 30 trading days exceed the exercise price for such Warrant, and (b) at such time as a Reporting Person seeks to exercise a Warrant, Miravant has the right, in its sole discretion, to pay a certain cash amount in lieu of delivering the Shares issuable in respect thereof. See
                  Item 6.

         (v) The Registration Rights Agreement, dated as of February 18, 1999, between Miravant and Pharmacia Treasury (the "Original Registration Rights Agreement" and incorporated by reference as Exhibit E hereto), taken together with the Letter Agreement, dated May 24, 2001, between Miravant and Pharmacia Treasury amending the Original Registration Rights Agreement and filed as Exhibit F hereto (collectively with the Original Registration Rights Agreement, the "Registration Rights Agreement") provides that (a) the holders of Shares received by the Reporting Persons pursuant to the Equity Investment Agreement, dated as of January 15, 1999, between Miravant, P&U Inc. and P&U S.p.A.(the "Equity Investment Agreement" and incorporated by reference as Exhibit A hereto) or the Warrant Agreement have the right to demand that Miravant file registration statements with respect to such Shares held by such holders and (b) P&U Inc. and its subsidiaries have certain rights to participate in other registered offerings of Shares. See Item 6. On July 29, 1999, in satisfaction of its obligations under the Original Registration Rights Agreement, Miravant registered all Shares acquired or to be acquired by P&U pursuant to the Equity Investment Agreement and the Original Warrant Agreement. None of the Shares issuable to P&U pursuant to the Warrant Agreement have been registered.

         (vi) The Asset Purchase Agreement pursuant to which P&U Co. purchased the API Assets for its appraised fair market value of $863,071. Pursuant to the Sublease Assignment P&U Co. also obtained a temporary assignment of the Raytheon Sublease. Pursuant to the Sublease Assignment, P&U Co. will reassign the Sublease to Miravant on the earlier of December 31, 2003 or certain events of default under the Site Access License Agreement, dated May 31, 2001, by and between Miravant and P&U Co. (the "Site Access License Agreement" and incorporated by reference attached as Exhibit K hereto).

CUSIP Number: 69329P103                                        Page 15 of 33




         (vii) See Item 6 for a discussion of the anti-dilution provisions of Shares issuable upon exercise of the Warrants that may result in the acquisition of additional Shares by the Reporting Persons.

         The foregoing discussion is qualified in its entirety by reference to the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement, the Original Credit Agreement, the Amended and Restated Credit Agreement, the Asset Purchase Agreement, the Sublease Assignment and the Site Access License Agreement which were either filed as exhibits or incorporated by reference as exhibits to this Schedule 13D, each of which is incorporated by reference in their entirety into this Item 4.

         Each Reporting Person expects to evaluate on an ongoing basis Miravant's financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in
Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II, III and IV may make the same evaluation and reserve the same rights.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of May 10, 2001 in Miravant's Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2001, filed May 14, 2001, as adjusted to give effect to the issuance of the Shares issued pursuant to the warrants issued to Pharmacia Treasury in connection with the loans made to Miravant on June 9, 1999, December 13, 1999 and May 23, 2000 (the "Outstanding Shares").

         P&U Co., as successor to Pharmacia, Inc., beneficially owns 125,001 Shares, representing approximately 0.7% of the Outstanding Shares.

CUSIP Number: 69329P103                                        Page 16 of 33




         P&U S.p.A. beneficially owns 1,736,533 Shares, representing approximately 9.2% of the Outstanding Shares.

         Pharmacia Treasury beneficially owns 360,000 Shares, representing approximately 1.9% of the Outstanding Shares.

         Pharmacia AB may be deemed to beneficially own 2,096,533 Shares, representing approximately 11.1% of the Outstanding Shares.

         P&U BV may be deemed to beneficially own 2,096,533 Shares, representing approximately 11.1% of the Outstanding Shares.

         P&U Inc. may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.7% of the Outstanding Shares.

         PHA may be deemed to beneficially own 2,221,534 Shares, representing approximately 11.7% of the Outstanding Shares.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II, III and IV beneficially owns any Shares other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 8 above.

         (c) Except as described herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II, III or IV has been party to any transaction in Shares during the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

         (e) Not Applicable.

         The foregoing discussion is qualified in its entirety by reference to the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement, the Original Credit Agreement, the Amended and Restated Credit Agreement, the Asset Purchase Agreement, the Sublease Assignment and the Site Access License Agreement which were either filed as exhibits or incorporated by reference as exhibits to this Schedule 13D, each of which is incorporated by reference in their entirety into this Item 5.

CUSIP Number: 69329P103                                            Page 17 of 33



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries) and other persons with respect to the Shares of Miravant aside from the following:

                  (a) The Stock Purchase Agreement, under which P&U S.p.A. (i) received rights to initiate registration of the non-registered Shares of Miravant which are held by P&U S.p.A.; (ii) received rights to participate in certain registrations initiated by Miravant or the shareholders of Miravant; and (iii) agreed not to transfer the 400,000 Shares which P&U S.p.A. received on July 1, 1994 for one year unless certain conditions are met. Pursuant to the Equity Investment Agreement, Section 5.5 of the Stock Purchase Agreement, which prevented Pharmacia S.p.A. from directly or indirectly acquiring additional Miravant securities without first receiving approval from Miravant's board of Directors until July 1, 2000, is void ab initio.

                  (b) The 1994 Stock Purchase Agreement, under which Pharmacia, Inc. received the right to cause PDT, Inc. to register Shares held by Pharmacia, Inc. and to participate in certain registrations initiated by PDT, Inc. and/or other shareholders of PDT, Inc. (the "1994 Stock Purchase Agreement").

                  (c) The PDT Warrant, under which Pharmacia, Inc. was granted a warrant to purchase up to 41,667 Shares (pre-split) of Miravant for the price of $12.00 per share (pre-split). The PDT Warrant was not exercised and has expired.

                  (d) The Equity Investment Agreement, under which P&U S.p.A. purchased from Miravant 1,136,533 Shares of Miravant for an aggregate purchase price of $19,000,000. Pursuant to the Equity Investment Agreement, prior to the 180th calendar day following closing, P&U Inc. and its subsidiaries could not sell, assign, transfer or otherwise dispose of any of the Shares received pursuant to the Equity Investment Agreement, except that P&U Inc. could transfer any of such Shares to any of its wholly owned subsidiaries. Moreover, the Equity Investment Agreement provides that prior to the earliest of (i) the occurrence of an Event of Default (as defined in the Original Credit Agreement), (ii) the

CUSIP Number: 69329P103                                            Page 18 of 33




         commencement of a tender offer by any person or entity, other than P&U Inc. or any of its wholly owned subsidiaries, for Shares of Miravant, and (iii) July 1, 2000, unless specifically requested in advance by the Miravant's Board of Directors, neither P&U Inc. nor any of its affiliates could, and P&U Inc. and its affiliates could not assist or encourage others (including by providing financing) to, directly or indirectly, acquire or agree, offer, seek or propose to acquire ownership of any securities issued by Miravant (including but not limited to beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934)) or enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing; provided that such provision did not prohibit (i) the acquisition by P&U Inc. and its affiliates of a number of Shares which, taken together with the number of Shares held by P&U Inc. and its affiliates as of the date of such acquisition, does not exceed 25% of the aggregate number of outstanding Shares as of the date of this acquisition, (ii) the acquisition by P&U Inc. or its affiliates of Shares pursuant to the Original Credit Agreement or upon exercise of any Warrants, or (iii) the acquisition by P&U Inc. or its affiliates of promissory notes pursuant to the Original Credit Agreement or any other securities pursuant to the Credit Documents (as defined in the Original Credit Agreement). These provisions have now expired.

                  (e) The Original Credit Agreement, under which, subject to the terms and conditions of such Original Credit Agreement, Pharmacia Treasury agreed to lend to Miravant, for general corporate purposes, an aggregate amount not to exceed $22,500,000, in the form of up to six term loans, with not more than one such term loan to be made in each of the six calendar quarters between January 1, 1999 and June 30, 2000. Miravant has borrowed the full $22,500,000 available under the Original Credit Agreement and, as described in Item 3, Pharmacia Treasury has acquired 360,000 Warrants. Pursuant to the Original Credit Agreement, repaid loans may not be reborrowed.

                  (f) The Amended and Restated Credit Agreement, under which, subject to the terms and conditions of such Amended and Restated Credit Agreement, Pharmacia Treasury agreed to lend to Miravant, for general corporate purposes, an aggregate amount not to exceed $13,136,092 in two tranches of up to twelve term loans. The first tranche will be available from January 1, 2002 to June 30, 2003 and consists of an amount not to exceed $3,136,092 in the form of up to twelve term loans, the with not more than two term loans to be made in each calendar quarter. In addition to the amount

CUSIP Number: 69329P103                                            Page 19 of 33




         referred to in the previous sentence, a second tranche of an amount not to exceed $10,000,000 is available from July 1, 2002 to June 30, 2003 in the form of up to eight term loans, with not more than two term loans to be made in each calendar quarter. This second tranche, however, is only available after Miravant, Pharmacia Treasury or one of their respective affiliates (i) has reached the Endpoint in the Clinical Studies (as such terms are defined in the Amended and Restated Credit Agreement) or (ii) Pharmacia Treasury or one of its affiliates shall have filed a New Drug Application with respect the Clinical Studies. Miravant will issue to Pharmacia Treasury or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Amended and Restated Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement attached as Exhibit F hereto. If Miravant borrows the full $13,136,092 available under the Amended and Restated Credit Agreement, Pharmacia Treasury or one of its affiliates will acquire 210,177 Warrants. The exercise price of each warrant will be equal to 140% of the average of the closing prices of the Common Stock for the ten trading days immediately preceding the borrowing request for the related loan. The Warrants will expire on the fifth anniversary of the first borrowing made pursuant to the Original Credit Agreement. Moreover, pursuant to the Amended and Restated Credit Agreement and subject to certain conditions, on the Maturity Date, Miravant may, at its option, repay any amounts borrowed under the Amended and Restated Credit Agreement with a number of Shares of Miravant that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid. Pursuant to the Amended and Restated Credit Agreement, repaid loans may not be reborrowed.

                  (g) The Registration Rights Agreement, under which Miravant granted certain registration rights for Shares of Miravant issued pursuant to the transactions contemplated by the Equity Investment Agreement and the Warrant Agreement. Upon written demand, a majority of holders of the Shares received by P&U Inc. or any of its affiliates under either the Equity Investment Agreement or the Warrant Agreement may, subject to certain limitations, require Miravant to file a registration statement with respect to the Shares held by such holder and any other holder that desires to have its Shares included in such registration statement; provided that each of the holders shall have the right to make only three such elections to require Miravant to file such a registration statement. P&U Inc., together with its affiliates, also has rights, subject to certain limitations, to require Miravant to include Shares in certain other

CUSIP Number: 69329P103                                            Page 20 of 33




         registrations of equity securities by Miravant. The Registration Rights Agreement provides that Miravant will indemnify the selling holders for certain liabilities, including liabilities arising under the Securities Act of 1933. The Registration Rights Agreement also provides that all costs and expenses (other than underwriters' discounts and commissions and the fees and expenses of counsel to the selling holders as state securities officials may require that the holders of Securities pay) incurred in connection with the registration of the Shares pursuant to the Registration Rights Agreement shall be paid by Miravant (including, without limitation, all registration and filing fees, printing expenses, costs of special audits incident to or required by any such registration, fees and disbursements of counsel for Miravant and up to $20,000 of fees and disbursements of one special counsel acting for the holders of Shares being included in any registration).

                  (h) The Warrant Agreement, under which each holder of Warrants is entitled to purchase a number of Shares of Miravant equal to one share, subject to certain anti-dilution adjustments, provided, however, that Miravant may, at its sole election, in lieu of delivering any Shares, pay the holder of any Warrants so exercised a certain cash amount representing 95% of the closing price of the Shares as of the date of exercise of such Warrant multiplied by the number of Shares into which such Warrant is convertible. Miravant is entitled to purchase any Warrant issued pursuant to the Amended and Restated Credit Agreement and Warrant Agreement should the average closing price of the Shares of Miravant over any 30 consecutive trading days exceed the exercise price for such Warrant. The number of Shares issuable upon exercise of the Warrants is subject to adjustment upon, among other things, (i) the payment of a dividend on the outstanding Shares that is payable in additional Shares or securities convertible into additional Shares, (ii) the subdivision of the outstanding Shares into a greater number of shares (whether by stock split or otherwise), and (iii) the combination of the outstanding Shares into a smaller number of shares (whether by reverse stock split or otherwise).

                  (i) The Asset Purchase Agreement, pursuant to which P&U Co. purchased the API Assets for its appraised fair market value of $863,071. Pursuant to the Sublease Assignment, P&U Co. also obtained a temporary assignment of the Raytheon Sublease. Pursuant to the Sublease Assignment, P&U Co. will reassign the Raytheon Sublease to Miravant on the earlier of December 31, 2003 or certain events of default under the Site Access License Agreement.

CUSIP Number: 69329P103                                            Page 21 of 33




                  The foregoing discussion is qualified in its entirety by reference to the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement, the Original Credit Agreement, the Amended and Restated Credit Agreement, the Asset Purchase Agreement, the Sublease Assignment and the Site Access License Agreement which were either filed as exhibits or incorporated by reference as exhibits to the Schedule 13D, each of which is incorporated by reference in their entirety into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Exhibit Description

A Equity Investment Agreement, dated as of January 15, 1999, between Miravant, P&U Inc. and P&U S.p.A. (incorporated by reference to Exhibit D to the Original Schedule 13D)

B Agreement and Amendment to the Equity Investment Agreement, dated as of February 17, 1999, by and between Miravant, P&U Inc. and P&U S.p.A. (incorporated by reference to Exhibit E to the Original Schedule 13D)

C Warrant Agreement, dated February 18, 1999, between Miravant and Pharmacia Treasury (incorporated by reference to Exhibit F to the Original Schedule 13D)

D Letter Agreement, dated May 24, 2001, between Miravant and Pharmacia Treasury amending the Original Warrant Agreement


E Registration Rights Agreement, dated as of February 18, 1999, between Miravant and Pharmacia Treasury (incorporated by reference to Exhibit G to the Original Schedule 13D)


F Letter Agreement, dated May 24, 2001, between Miravant and Pharmacia Treasury amending the Original Registration Rights Agreement


G Credit Agreement, dated as of February 18, 1999, between Miravant and Pharmacia Treasury (incorporated by reference to Exhibit H to the Original Schedule 13D)

CUSIP Number: 69329P103                                            Page 22 of 33




H Amended and Restated Credit Agreement, dated as of May 24, 2001, between Miravant and Pharmacia Treasury (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Miravant on May 31, 2001)

I Manufacturing Facility Asset Purchase Agreement, dated as of May 24, 2001 (the "Asset Purchase Agreement"), between P&U Co. and Miravant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by Miravant on May 31, 2001)

J                 Sublease Assignment, dated May 24, 2001, between Miravant and
                  P&U Co.

K Site Access License Agreement, dated as of May 31, 2001, by and between Miravant and P&U Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Miravant on May 31, 2001)

L Joint Filing Agreement (incorporated by reference to Exhibit I to the report on Schedule 13D filed by the Reporting Persons on April 10, 2000)

CUSIP Number: 69329P103                                            Page 23 of 33




                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2001

                                      PHARMACIA TREASURY SERVICES AB


                                      By: /s/   Sofi Eriksson
                                         -------------------------
                                         Name:  Sofi Eriksson
                                         Title: Director


                                      PHARMACIA & UPJOHN COMPANY


                                      By: /s/   Don  W. Schmitz
                                         -------------------------
                                         Name:  Don  W. Schmitz
                                         Title: Secretary


                                       PHARMACIA & UPJOHN S.p.A.


                                      By: /s/   Francesco Granata
                                         -------------------------
                                         Name:  Francesco Granata
                                         Title: Managing Director


                                      PHARMACIA AB


                                      By:  /s/   Hakan Astrom
                                          -------------------------
                                          Name:  Hakan Astrom
                                          Title: Managing Director

CUSIP Number: 69329P103                                            Page 24 of 33




                                      PHARMACIA & UPJOHN HOLDINGS B.V.


                                      By: /s/   Wim Kuiper
                                         -------------------------
                                         Name:  Wim Kuiper
                                         Title: Director


                                      PHARMACIA & UPJOHN, INC.


                                      By: /s/   Don W. Schmitz
                                         -------------------------
                                         Name:  Don W. Schmitz
                                         Title: Secretary


                                      PHARMACIA CORPORATION


                                      By: /s/   Don W. Schmitz
                                         -------------------------
                                         Name:  Don W. Schmitz
                                         Title: Secretary

CUSIP Number: 69329P103                                            Page 25 of 33


                                   SCHEDULE I

                  Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
S.p.A.:


Board of Directors:

Francesco Granata
Managing Director and Chairman
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Emanuele Barie
Director and Secretary to the Board
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Silvio Mandelli
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Marcello Portesi
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Nicola Melillo
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy


Executive Officers:

Francesco Granata
Managing Director and President
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

CUSIP Number: 69329P103                                            Page 26 of 33


                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
Company:


Board of Directors:
------------------

Fred Hassan
Chief Executive Officer, Pharmacia Corporation
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard T. Collier
Senior Vice President and General Counsel
Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States


Executive Officers:
------------------

Fred Hassan
President and Chief Executive Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                            Page 27 of 33


Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 28 of 33


                                  SCHEDULE III


         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Treasury Services AB:


Board of Directors:
------------------

Per Aberg
Pharmacia AB
S-171 97 Stockholm, Sweden
Citizenship:  Sweden

Sofi Eriksson
Pharmacia AB
S-171 97 Stockholm, Sweden
Citizenship:  Sweden


Executive Officers:
------------------

Sofi Eriksson,
Managing Director
Pharmacia AB
S-171 97 Stockholm, Sweden
Citizenship:  Sweden

CUSIP Number: 69329P103                                           Page 29 of 33


                                   SCHEDULE IV


         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia Corporation:

Board of Directors:
------------------


Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 502
670 Broadway
New York, NY  10012
Citizenship:  United States

Fred Hassan
Chief Executive Officer, Pharmacia Corporation
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Michael Kantor
Partner, Mayer, Brown, & Platt
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Gwendolyn S. King
President, Podium Prose
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Philip Leder
Chairman, Department of Genetics,
Harvard Medical School, and Senior
Investigator, Howard Hughes
Medical Institute
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 69329P103                                          Page 30 of 33


R.L. Berthold Lindqvist
Former President & CEO, Gambro AB
Gamlegardsvagen 50
S-216 20 Malmo, Sweden
Citizenship:  Sweden

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm, Sweden
Citizenship:  Sweden

C. Steven McMillan
President and CEO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship:  United States

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Jacobus F.M. Peters
Retired Chairman of the Executive Board
and Chief Executive Officer, Aegon N.V.
Dennenlaan 15
2244 AK Wassenaar
The Netherlands
Citizenship:  The Netherlands

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-114 51 Stockholm, Sweden
Citizenship:  Sweden

John E. Robson
Senior Advisor, Robertson Stephens Inc.
555 California Street
San Francisco, CA  94104
Citizenship:  United States

William D. Ruckelhaus
Principal, Madrona Investment Group L.L.C.
1000 Second Avenue, Suite 3700
Seattle, WA  98104
Citizenship:  United States

Bengt I. Samuelsson

CUSIP Number: 69329P103                                           Page 31 of 33


Professor, Karolinska Institutet
Department of MBB, Div. Chemistry II
Karolinska Institutet, Solna
S-171 77 Stockholm, Sweden
Citizenship:  Sweden

CUSIP Number: 69329P103                                           Page 32 of 33


Executive Officers:
------------------

Fred Hassan
Chief Executive Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Philip Needleman
Senior Executive Vice President,
Chief Scientific Officer, and
Chairman, Research & Development
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and
President, Research and Development
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President,
Global Pharmaceutical Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President,
Investor Relations and Strategy
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                           Page 33 of 33


Richard T. Collier
Senior Vice President and General Counsel
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Executive Vice President and
Head, Global Business Management
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Stephen P. MacMillan
Sector Vice President, Global
Specialty Operations
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship:  United States

                                INDEX TO EXHIBITS

Exhibit Numbers                 Exhibit
---------------                 -------


99.D Letter Agreement, dated May 24, 2001, between Miravant Medical Technologies and Pharmacia Treasury Services AB amending the Warrant Agreement, dated February 18, 1999, between Miravant Medical Technologies and Pharmacia Treasury Services AB

99.F Letter Agreement, dated May 24, 2001, between Miravant Medical Technologies and Pharmacia Treasury Services AB amending the Registration Rights Agreement, dated February 18, 1999, between Miravant Medical Technologies and Pharmacia Treasury Services AB

99.J Sublease Assignment, dated May 24, 2001, between Miravant Medical Technologies and Pharmacia & Upjohn Company